

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2017

<u>Via E-mail</u>
Thomas C. Morey
Senior Vice President and General Counsel
Park Hotels & Resorts Inc.
1600 Tysons Blvd, Suite 1000
McLean, VA 22102

   Re: Park Hotels & Resorts Inc.
     Registration Statement on Form S-11
     Filed May 5, 2017
     File No. 333-217745

Dear Mr. Morey:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact me at 202-551-3758 with any questions.

          Sincerely,

          /s/ Sandra B. Hunter

          Sandra B. Hunter
          Staff Attorney
          Office of Real Estate and
          Commodities

cc: Stuart A. Barr
   Hogan Lovells US LLP
   Via E-mail